UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment)*

THE ESTÉE LAUDER COMPANIES INC.

(Name of Issuer)

CLASS A COMMON STOCK
PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

CHRISTOPHER C. ANGELL, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1	Name of Reporting Person. Jane A. Lauder
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 25,367.1761(SEE ITEM 5)
	8	Shared Voting Power 7,184,179 (SEE ITEM 5)
	9	Sole Dispositive Power 25,367.1761(SEE ITEM 5)
	10	Shared Dispositive Power 7,184,179 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,209,546.1761
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.6% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The title and class of equity security to which this statement 13D relates is the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  The principal executive office of Issuer is located at 767 Fifth Avenue, New York, New York 10153.

Item 2.  Identity and Background

This Schedule 13D is being filed by Jane A. Lauder (the “Reporting Person”).

The principal business address of the Reporting Person is The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153.  The present principal occupation of the Reporting Person is Senior Vice President/General Manager of Origins Brand of the Issuer.  The Reporting Person is also a Member of the Board of Directors of the Issuer.  The principal business of the Issuer is the manufacturing and marketing of skin care, makeup, fragrance and hair care products and whose principal business address is 767 Fifth Avenue, New York, New York 10153.

During the last five years Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On May 25, 2010, the Trust under Article 2 of The Zinterhofer 2008 Descendant’s Trust Agreement (the “Descendant’s Trust”) acquired from the Aerin Lauder Zinterhofer 2000 Revocable Trust (the “ALZ 2000 Revocable Trust”) in a private transaction, pursuant to the terms of a Transfer Agreement by and among Aerin Lauder Zinterhofer (“ALZ”), the trustee of the ALZ 2000 Revocable Trust, the Reporting Person and ALZ, both as the trustees of the 2008 Descendants Trust (the Reporting Person and ALZ together, the “Trustees”), and the trustee of the ALZ 2008 GRAT (the “Transfer Agreement”), 2,405,297 shares of the Class B Common Stock, par value $.01 per share, of the Issuer (“Class B Common Stock”) and additional cash in exchange for a remainder interest in the Aerin Lauder Zinterhofer 2008 Grantor Retrained Annuity Trust (the “ALZ 2008 GRAT”) held by Descendant’s Trust (the “Share Transaction”).

Item 4.  Purpose of Transaction

The Share Transaction was for investment purposes for the Descendant's Trust.  In compliance with the requirements of the Stockholders’ Agreement (as defined in Item 6 below), in connection with the Share Transaction, the Trustees, in their capacity as trustees of the Descendant’s Trust, became parties to the Stockholders’ Agreement.  By virtue of the Trustees, in their capacity as trustees of the Descendant’s Trust, becoming a party to the Stockholders’ Agreement, the Trustees, solely in their capacity as trustees of the Descendant’s Trust, may be deemed to have become a member of a group for purposes of Section 13 (d)(3) of the Securities Exchange Act of 1934.

The Reporting Person does not currently have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Person reserves the right to change its plan at any time, as it deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise.  Any decision by the Reporting Person to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

Item 5.  Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Row (11) through (13) of the cover pages of this Statement are incorporated herein by reference.  As of June 2, 2010, the Reporting Person beneficially owned 7,209,546.1761 shares of Class A Common Stock as follows: 618.1761 shares of Class A Common Stock held directly by her; 24,749 shares of Class A Common Stock underlying exercisable options held directly by her; 4,778,882 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the Jane A. Lauder Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor (“JL Revocable Trust”); 2,405,297 shares of class A common stock via her indirect holding of the same number of Class B Common Stock as a co-trustee of the 2008 Descendants Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 7,209,546.1761 shares of Class A Common Stock, which would constitute 5.6% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 25,367.1761 shares of Class A Common Stock and the 7,184,179 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 8.0% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).

(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.  The Reporting Person has sole voting and dispositive power with respect to the following: the 25,367.1761 shares of Class A Common Stock held directly by her.  The Reporting Person, as a co-trustee of the 2008 Descendants Trust, has shared voting and dispositive power with respect to the 2,405,297 shares of Class B Common Stock owned by the 2008 Descendants Trust.  Richard D. Parsons, as the sole trustee of the JL Revocable Trust, has sole voting and dispositive power with respect to the 4,778,882 shares of Class B Common Stock owned by the JL Revocable Trust.  The Reporting Person, as grantor of the JL Revocable Trust, has the power to amend and revoke the trust and to direct certain distributions.

(c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

(d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 25,367.1761 shares of Class A Common Stock held directly by her.  The Reporting Person, as a co-trustee of the 2008 Descendants Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,405,297 shares of Class B Common Stock owned by the 2008 Descendants Trust.  Richard D. Parsons, as the sole trustee of the JL Revocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,778,882 shares of Class B Common Stock owned by the JL Revocable Trust.  The Reporting Person, as a beneficiary of the JL Revocable Trust, has the right to receive such amounts of income and principal from the JL Revocable Trust as she shall request or as the trustee of the JL Revocable Trust shall deem advisable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 hereof is incorporated by reference herein.

Effective as of May 25, 2010, in connection with the Share Transaction, The Reporting Person, solely in her capacity as a trustee of the Descendant’s Trust, became a party to a stockholders’ agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit 9 attached hereto.  The Stockholders’ Agreement contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event that the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 2: Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 3: Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 4: Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**

Exhibit 5: Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 6: Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 7: Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**

Exhibit 8: Amendment No. 7 to the Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009). **

Exhibit 9: List of Parties to the Stockholders’ Agreement*

Exhibit 10: Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 11: First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**

Exhibit 12: Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**

Exhibit 13: Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 14: Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

Exhibit 15: Power of Attorney*

Exhibit 16: Transfer Agreement*

* Filed herewith

** Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2010

/s/ Catherine Schmidt, as attorney-in-fact
Jane A. Lauder, by Catherine Schmidt,
as attorney-in fact

EXHIBIT INDEX

Exhibit 1	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 2	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 3	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 4	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**

Exhibit 5	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 6	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 7	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**

Exhibit 8	Amendment No. 7 to the Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009). **

Exhibit 9	List of Parties to the Stockholders’ Agreement*

Exhibit 10	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 11	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**

Exhibit 12	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**

Exhibit 13	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 14	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

Exhibit 15	Power of Attorney *

Exhibit 16	Transfer Agreement *

*	Filed herewith
**	Incorporated herein by reference